UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form N-CSR	☒ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN

For Period Ended:	December 31, 2025

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

OCEANPAL INC.
Full Name of Registrant

Former Name if Applicable

Pendelis 26
Address of Principal Executive Office (Street and Number)

175 64 Palaio Faliro, Athens, Greece
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

OceanPal Inc. (the “Company”) is unable to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2025 (the “Form 20-F”) by the prescribed due date without unreasonable effort or expense. During the fiscal year ended December 31, 2025, the Company underwent a strategic transformation from a shipping operating company into a digital asset treasury vehicle holding NEAR Protocol native tokens through its wholly-owned subsidiary, SovereignAI Services LLC. As a result, the Company's audited consolidated financial statements for fiscal year 2025 reflect substantial new accounting matters that are not present in the prior year's financial statements, including, among other things: (i) the initial recognition, custody, and subsequent measurement of digital assets held as treasury reserves; (ii) the recognition and measurement of staking rewards under two distinct operating models in effect during fiscal year 2025.  The Company requires additional time to complete procedures relating to these matters and review of the related financial statement disclosures. The Company expects to file the Form 20-F on or before the fifteenth calendar day following the prescribed due date, as permitted by Rule 12b-25(b) of the Securities Exchange Act of 1934, as amended

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Rabbina Aziz	+30	210-9485-360
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates significant changes in its results of operations for the fiscal year ended December 31, 2025 compared to the prior fiscal year, principally as a result of the Company's strategic transformation during 2025 from a dry-bulk shipping operating company into a digital asset treasury vehicle holding NEAR Protocol native tokens. The expected drivers include (i) a material decrease in vessel-related revenues, voyage expenses, and depreciation following the divestiture of the Company's vessel-owning subsidiaries; (ii) recognition of staking rewards on the Company's digital asset treasury and new categories of operating expense, including digital asset custody fees, validator operating costs, and professional fees associated with the transformation; and (iii) gain or loss on vessel disposals, accounting for digital assets under applicable accounting standards, and stock-based compensation expense associated with preferred share issuances during the year.

Preliminary unaudited financial information for fiscal year 2025 was furnished by the Company on Form 6-K on March 26, 2026 and is incorporated herein by reference. Final audited results will differ from such preliminary information, as the Company's independent registered public accounting firm has not yet completed its audit procedures.

OCEANPAL INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 30, 2026	By:	/s/ Salvatore Ternullo
		Name:	Salvatore Ternullo
		Title:	Co-Chief Executive Officer